Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 9, DATED JANUARY 13, 2017
TO THE PROSPECTUS, DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016, Supplement No. 5, dated October 18, 2016, Supplement No. 6, dated November 18, 2016, Supplement No. 7, dated December 8, 2016 and Supplement No. 8, dated December 14, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To describe the completion of the acquisition of Rookwood; and

B.	To describe the terms of debt financing related to the acquisition of Rookwood.

A. Acquisition of Rookwood by Hines Global II

The following supplements the “Our Real Estate Investments” section of the Prospectus.

On January 6, 2017, we, through two wholly-owned subsidiaries of the Operating Partnership, acquired Rookwood Commons and Rookwood Pavilion, two contiguous shopping centers located in Cincinnati, Ohio, collectively referred to as “Rookwood”. The contract purchase price for Rookwood was $190.0 million, exclusive of transaction costs and working capital reserves. We funded the acquisition using proceeds from this Offering, an advance under our credit facility with Hines, and the assumption of two existing secured mortgage facilities from a third party totaling $96.0 million, which is described more fully in section B of this Supplement. Rookwood consists of 600,071 square feet that is, in the aggregate, 97% leased to 73 tenants.

The estimated going-in capitalization rate for Rookwood is approximately 6.0%. The estimated going-in capitalization rate is determined by dividing the projected property revenues in excess of expenses for the first fiscal year by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the current tenants will perform under their lease agreements during the next 12 months and assumptions related to leasing vacant space.

In connection with this acquisition, we expect to pay our Advisor approximately $4.3 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at Rookwood and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Rookwood (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Rookwood during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2012	96%	$19.10
2013	98%	$19.42
2014	99%	$20.51
2015	99%	$20.88
2016	99%	$21.38

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from January 6, 2017 through December 31, 2017, for each of the years ending December 31, 2018 through December 31, 2026 and the period thereafter for Rookwood:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
Vacant	—	17,131	2.9%	$—	—%
2017	12	42,108	7.0%	$725,813	6.2%
2018	7	29,540	4.9%	$895,806	7.6%
2019	12	107,474	17.9%	$2,136,131	18.1%
2020	15	118,825	19.8%	$2,472,802	21.0%
2021	10	105,179	17.5%	$1,914,192	16.2%
2022	1	21,753	3.6%	$331,733	2.8%
2023	8	110,143	18.4%	$2,056,296	17.4%
2024	4	30,571	5.1%	$687,111	5.8%
2025	2	8,847	1.5%	$258,849	2.2%
2026	2	8,500	1.4%	$322,751	2.7%
Thereafter	—	—	—%	$—	—%

B. Description of Debt Related to the Acquisition of Rookwood

The following supplements the “Our Real Estate Investments — Our Permanent Debt” section beginning on page 139 of the Prospectus.

On January 6, 2017, we, through two wholly-owned subsidiaries of our Operating Partnership, entered into two loan assumption and modification agreements, or the “loans”, with Nationwide Life Insurance Company, which we refer to as “Nationwide” and with CLP-SPF Rookwood Commons, LLC and CLP-SPF Rookwood Pavilion, LLC. Pursuant to the loans, we assumed two secured mortgage facilities with a combined original principal amount of $96.0 million. Nationwide is not affiliated with us or our affiliates. The loans are secured by first priority liens on our interest in Rookwood and assignments of all of its leases and rents and the personal property on the premises of Rookwood.

Interest accrued on the unpaid principal balance of the first secured mortgage facility is due and payable on the first day of each month commencing in February 2017. The first secured mortgage facility has a fixed interest rate of 2.87% and matures on July 1, 2020. The first secured mortgage facility may be prepaid in full, subject to certain conditions, including but not limited to providing 30 days’ advance written notice to Nationwide and the payment of a prepayment premium.

Additionally, interest accrued on the unpaid principal balance of the second secured mortgage facility is due and payable on the first day of each month commencing in February 2017. The second secured mortgage facility has a fixed interest rate of 3.13% and matures on July 1, 2020. The second secured mortgage facility may be prepaid in full, subject to certain conditions, including but not limited to providing 30 days’ advance written notice to Nationwide and the payment of a prepayment premium.

The loans contain various customary events of default, with corresponding grace periods, including, without limitation, payment defaults and bankruptcy-related defaults. In addition, the loans contain events of default in certain limited circumstances related to the termination of our Advisory Agreement. The loans also contain customary financial and other covenants, including, without limitation, covenants regarding the debt service coverage ratio, failure to maintain a property management agreement, limitations on the incurrence of debt and other customary covenants which are more fully described therein. Upon the occurrence of an event of default under the loans, Nationwide may declare all sums owed under the loans immediately due and payable. Our liability under the loans and the related loan documents is limited to our interest in Rookwood, including its leases and rents and the personal property on its premises.